

02027824

P.E 4-12-02

0-27476



SEC MAIL PROCESSING
RECEIVED
APR 2 6 2002
WASH. D.C. 154 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended April 12, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

NEWYORK/525033.00001/6128678v1

100553

Materials relating to Registrant and filed pursuant to this Form 6-K include CoolBrands' Second Quarterly Report for the period ending February 28, 2002 for filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date April 23, 2002

By
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: April 12, 2002

COOLBRANDS INTERNATIONAL INC. REPORTS RECORD REVENUES AND EARNINGS FOR SECOND QUARTER

CoolBrands International Inc. (TSE: COB.A) announced today that revenues for the quarter ended February 28, 2002 increased to $41,081,000 from $33,384,000 for the quarter ended February 28, 2001, an increase of 23%. Net earnings for the second quarter of fiscal 2002 were $3,646,000 ($0.08 net earnings per share) as compared with net earnings of $1,837,000 ($0.04 net earnings per share) for the same period last year, an increase of 98%. Earnings before income taxes were $5,295,000, as compared with earnings before income taxes of $3,576,000 for the same period last year, an increase of 48%.

Revenues for the six months ended February 28, 2002 were $87,868,000 as compared with $60,262,000 for the same period last year, an increase of 46%. Net earnings for the first six months of fiscal 2002 were $5,057,000 ($0.11 net earnings per share) as compared with $2,111,000 ($0.05 net earnings per share) for the first six months of fiscal 2001, an increase of 140%. Earnings before taxes for the first six months in the current fiscal year were $7,474,000 as compared with $4,070,000 for the first six months last year, an increase of 84%.

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for goodwill and other intangible assets. As a result of this change, beginning with the first quarter of fiscal 2002, the Company no longer amortizes goodwill. Due to the exclusion of such amortization of goodwill, net earnings last year would have increased by $518,000 ($0.01 per share) for the second quarter, and $842,000 ($0.02 per share) for the first six months. Net earnings in 2002 thus reflect an increase of $1,291,000 or 55% for the second quarter, and $2,104,000 or 71% for the first six months, as compared with adjusted net earnings for the same periods in 2001. Excluding amortization of goodwill, earnings before income taxes last year would have increased by $829,000 for the second quarter, and $1,347,000 for the first six months, as compared the same period in 2001. Earnings before income tax in 2002 thus reflect an increase of $890,000, or 20%, for the second quarter, and $2,057,000, or 38% for the first six months, over the same periods of the prior year, after adjusting for the exclusion of amortization of goodwill.

Revenues increased due to an increase in sales of $7,809,000, or 26%, to $38,337,000 as compared with $30,528,000 for the same period last year. This increase was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $2,870,000, primarily due to the increase in sales. Selling, general and administrative expenses increased by $1,750,000, due primarily to increased expenses associated with the increased sales activity, but declined to 30.7% in 2002 from 32.8% as a percentage of revenues as compared with the second quarter of 2002.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "Robust growth in revenues and earnings during the first and second quarters reflects the fundamental strength of the Company's business model combined with increasing customer demand for the Company's products. The Company is currently introducing a wide range of new products in the U.S., primarily under the Weight Watchers® Smart Ones® brand, which have gained virtually universal acceptance by the retail trade. Initial takeaway by consumers causes us to be extremely optimistic regarding continued growth prospects during the third and fourth quarters, which constitute our prime selling season."

The Company also announced today that it received a final receipt for the prospectus qualifying the distribution of the 3,750,000 Subordinate Voting Shares to be issued on the exercise of the special warrants previously issued on March 4, 2002.

Summary Financial Data:

	Three Months Ended	
	Feb. 28, 2002	**Feb. 28, 2001**
Revenues	41,081,000	33,384,000
Earnings before income taxes	5,295,000	3,576,000
Provision for income taxes	1,649,000	1,739,000
Reported net earnings	3,646,000	1,837,000
Goodwill amortization		518,000
Adjusted net earnings	3,646,000	2,355,000
Basic and diluted earnings per share:		
Reported net earnings	$0.08	$0.04
Goodwill amortization		$0.01
Adjusted net earnings	$0.08	$0.05
EBITDA	6,927,000	6,113,000
Depreciation and amortization	988,000	1,670,000
Interest expense	644,000	867,000
Weighted average number of shares outstanding	45,924,000	45,826,000

	Six Months Ended	
	Feb. 28, 2002	**Feb. 28, 2001**
Revenues	87,868,000	60,262,000
Earnings before income taxes	7,474,000	4,070,000
Provision for Income Taxes	2,417,000	1,959,000
Reported net earnings	5,057,000	2,111,000
Goodwill amortization		842,000
Adjusted net earnings	5,057,000	2,953,000
Basic and diluted earnings per share:		
Reported net earnings	$0.11	$0.05
Goodwill amortization		$0.02
Adjusted net earnings	$0.11	$0.07
EBITDA	10,877,000	8,932,000
Depreciation and amortization	1,994,000	3,108,000
Interest expense	1,409,000	1,754,000
Weighted Average number of shares outstanding	45,906,000	45,826,000

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.